UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Linn Energy, LLC

(Name of Issuer)

Units Representing Limited Liability Company Interests

(Title of Class of Securities)

536020 10 0

(CUSIP Number)

James V. Baird
777 Walker Street, Suite 2530
Houston, Texas 77002
(713) 225-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Partners II, LP 76-0692183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,524,585 units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,524,585 units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,524,585 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.03%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LP 76-0691789

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,524,585 units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,524,585 units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,524,585 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.03%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LLC 76-0691787

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,524,585 units

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,524,585 units

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,524,585 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.03%

14.	Type of Reporting Person (See Instructions) OO – limited liability company

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JANUARY 30, 2006, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 17, 2006. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: ITEM 5 AND SCHEDULE 1 ARE AMENDED AND RESTATED IN THEIR ENTIRETY AND THE INFORMATION PREVIOUSLY PROVIDED UNDER ITEM 6 AND ITEM 7 IS SUPPLEMENTED HEREBY.  THE TERM “UNITS” AS USED HEREIN EXCLUDES CLASS D UNITS ISSUED ON AUGUST 31, 2007.  THE REPORTING PERSONS DO NOT HOLD CLASS D UNITS.

Item 5.	Interest in Securities of the Issuer

(a)           (1)           QEP is the record and beneficial owner of 5,524,585 Units, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 78,560,148 Units outstanding as of August 31, 2007, constitutes 7.03% of the outstanding Units.

(2)           QEM-LP, as the sole general partner of QEP, may, pursuant to Rule 13d-3, be deemed to beneficially own 5,524,585 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 78,560,148 Units outstanding as of August 31, 2007, constitutes 7.03% of the outstanding Units.

(3)           QEM-LLC, as the sole general partner of QEM-LP, may, pursuant to Rule 13d-3, be deemed to beneficially own 5,524,585 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 78,560,148 Units outstanding as of August 31, 2007, constitutes 7.03% of the outstanding Units.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  See Schedule 1 for the information applicable to the Listed Persons.

(c)           On August 28, 2007, QEP entered into four purchase agreements whereby it agreed to sell an aggregate of 4,620,000 Units of the issuer to certain unrelated purchasers.  The sales were privately negotiated and did not take place on an exchange.

(d)           The Reporting Persons, certain of the Listed Persons and the other owners of the Reporting Persons, through their direct or indirect interests in the Reporting Persons, have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by the Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 5 (c) above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit D	Form of Purchase Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2007

Quantum Energy Partners II, LP

By: Quantum Energy Management II, LP, its general partner

By: Quantum Energy Management II, LLC, its general partner

	By:	/s/ James V. Baird
Name: James V. Baird
Title: Vice President

Quantum Energy Management II, LP

By: Quantum Energy Management II, LLC, its general partner

	By:	/s/ James V. Baird
Name: James V. Baird
Title: Vice President

Quantum Energy Management II, LLC

	By:	/s/ James V. Baird
Name: James V. Baird
Title: Vice President

Schedule 1

Executive Officers of Quantum Energy Management II, LLC

Name:  S. Wil VanLoh, Jr., President
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Managing Partner, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  100,000 Units*

Name:  Toby R. Neugebauer, Executive Vice President
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Managing Partner, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  58,037 Units*

Name:  Michael A. Denham, Chief Financial Officer
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Chief Financial Officer, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  0 Units

Name:  John H. Campbell, Jr., Senior Vice President
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation: Managing Director, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  15,000 Units*

Name:  Michael P. Dalton, Vice President
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Senior Vice President, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  1,200 Units*

Name:  James V. Baird, Vice President
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Managing Director, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  1,000 Units*

Managers of Quantum Energy Management II, LLC

Name:  A.V. Jones, Jr.
Address:  216 Hill Street, Albany, Texas 76430
Principal Occupation:  Private Investor
Citizenship:  United States
Amount Beneficially Owned:  0 Units

Name:  K.C. Jones
Address:  216 Hill Street, Albany, Texas 76430
Principal Occupation:  Private Investor
Citizenship:  United States
Amount Beneficially Owned:  0 Units

Name:  S. Wil VanLoh, Jr.
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Managing Partner, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  100,000 Units*

Name:  Toby R. Neugebauer
Address:  777 Walker Street, Suite 2530, Houston, Texas 77002
Principal Occupation:  Managing Partner, Quantum Energy Partners
Citizenship:  United States
Amount Beneficially Owned:  58,037 Units*

*  Acquired through the Directed Unit Program conducted by the Issuer in connection with its initial public offering at a price of $21.00 per Unit.

Exhibit D

PURCHASE AGREEMENT

This Purchase Agreement (the “Agreement”) is entered into effective as of this 28th day of August 2007, by and between                                                           (“Purchaser”) and QUANTUM ENERGY PARTNERS II, LP (“Seller”).

RECITALS

WHEREAS, Seller is the owner of 10,144,585 units representing limited liability company interests in Linn Energy, LLC (“Linn”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase,                         of such units (such                     units being referred to herein as the “Units”).

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.             At the closing, Seller shall sell, and Purchaser shall purchase, the Units, all upon the terms and conditions contained in this Agreement.

2.             The Units are currently held in book-entry form by Linn’s transfer agent (the “Transfer Agent”).  The closing shall occur as soon as possible following the execution hereof when Seller shall have delivered, or caused to be delivered (i) irrevocable instructions from Linn and its counsel to the Transfer Agent instructing the Transfer Agent to electronically transfer to Purchaser the Units free of all restrictive and other legends to Purchaser’s Depository Trust Company Account, (ii) a unit power fully-executed by Seller authorizing the Transfer Agent to so transfer the Units to Purchaser and (iii) an opinion of Seller’s special counsel, Hogan & Hartson, LLP, in the form and substance attached hereto as Exhibit A (the “Hogan & Hartson Opinion”), and addressed to Purchaser, Seller, Linn and the Transfer Agent, (it being understood that the Hogan & Hartson Opinion will be issued in part in reliance on the opinion of Seller’s regular outside counsel, Andrews Kurth, LLP, in the form and substance attached hereto as Exhibit B, which will be attached to the Hogan & Hartson Opinion). It shall be a condition to Purchaser’s obligation to close hereunder (waivable in writing by Purchaser) and Purchaser shall not be required to close until Purchaser receives (a) the items described in clauses (i), (ii) and (iii) above, (b) evidence of an electronic and corresponding book-entry transfer of the Units by the Transfer Agent in the name of Purchaser to Purchaser’s (or its broker’s) Depository Trust Company Account, free and clear of all liens, claims, charges, restrictive legends, encumbrances and other restrictions of any nature (including restrictions on transfer under applicable securities laws), other than such liens, claims, charges, restrictive legends, encumbrances and other restrictions applicable to all units of Linn pursuant to the Second Amended and Restated Limited Liability Company Agreement of Linn (as amended to the date hereof, the “LLC Agreement”), and free and clear of all transfer taxes in respect thereof, (c) written confirmation from Seller that Seller’s representations and warranties set forth herein were true and correct as of the date hereof and continue to be true and correct as of the closing date and (d) the assignment of rights described in Section 7 below. Seller shall use its commercially reasonable best efforts to satisfy the conditions set forth in the immediately preceding sentence as soon as practicable.

3.             [Intentionally deleted]

4.             At the closing, Purchaser shall pay to Seller an aggregate amount equal to the number of Units to be purchased by Purchaser multiplied by $28.00 (such amount, the “Initial Unit Purchase Price”) by wire transfer of immediately available funds to the account specified on Exhibit C. Seller shall not be required to close unless Seller receives written confirmation from Purchaser that Purchaser’s representations and warranties set forth herein were true and correct as of the date hereof and continue to be true and correct as of the closing date.  In addition to the foregoing, within ten (10) days of the payment by Linn of the distribution to unitholders of Linn with respect to the quarter ended September 30, 2007 (the “Third Quarter Distribution”), Purchaser shall pay to Seller an aggregate amount equal to (x) the number of Units purchased by Purchaser multiplied by (y) an amount equal to the product of (A) the per Unit amount of the Third Quarter Distribution multiplied by (B) a fraction, the numerator of which is the number of days in the third calendar quarter up to and including the closing date and the denominator of which is the total number of days in the third calendar quarter (such amount, the “Deferred Unit Purchase Price”). The payment of the Deferred Unit Purchase Price will not be subject to any conditions other than the payment of the Third Quarter Distribution by Linn.

5.             Seller hereby represents and warrants to Purchaser as follows:

a.             Seller has all requisite capacity, power and authority to execute, deliver and perform this Agreement and sell the Units as contemplated hereby, and Seller has taken all necessary action to authorize such execution, delivery and performance.  Seller is duly organized and validly existing under the laws of the jurisdiction of Seller’s organization and, if relevant under such laws, in good standing.

b.             This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. The execution, delivery and performance by Seller of this Agreement do not violate or conflict with any law applicable to Seller, any provision of Seller’s constitutional documents, any order or judgment of any court or other agency of government applicable to Seller or any of Seller’s assets or any contractual restriction binding on or affecting Seller or any of Seller’s assets.

c.             Seller is the owner of, and has good and valid title to, the Units, free and clear of all liens, claims, charges, encumbrances and other restrictions of any nature.

d.             Seller has been fully and adequately represented by independent representatives in connection with the transactions contemplated by this Agreement.

e.             Neither Seller nor any of its affiliates is an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), of Linn. The sale of the Units by Seller to Purchaser does not require registration under the Securities Act pursuant to Section 4(1) thereof and upon transfer of the Units by Seller to Purchaser, the Units will be free and clear of all liens, claims, charges, restrictive legends, encumbrances and other restrictions of any nature (including restrictions on transfer under applicable securities laws), other than such liens, claims, charges, restrictive legends, encumbrances and other restrictions applicable to all units of Linn pursuant to Article IV of the LLC Agreement, and free and clear of all transfer taxes in respect thereof.  For purposes of Rule 144 under the Securities Act, Seller’s holding period for the Units is in excess of two (2) years as of the date hereof.

f.              Seller was a co-founder of Linn on March 14, 2003 and has not transferred or otherwise disposed of any equity interests of Linn (or any of its predecessors) since March 14, 2003 other than pursuant to a holding company reorganization, exchange of membership interests for units of Linn and the redemption by Linn of 4,539,204 units of Linn held by Seller in connection with the closing of Linn’s initial public offering on January 19, 2006 and an additional 682,430 units in connection with the underwriters’ exercise of the over allotment option.

g.             None of the Units are subject to any purchase agreement (other than this agreement), registration rights agreement (other than the Stakeholders’ Agreement described below), merger agreement, lock-up agreement, buy/sell agreement, proxy, voting agreement, voting trust agreement, right of first refusal or any other similar agreement, other than such restrictions on transfer and redemption rights as may affect the Units pursuant to Article IV of the LLC Agreement.

h.             No consent, approval, authorization or other order of, or filing with, any governmental authority or other person, is required for the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereunder.

i.              There is not pending or, to Seller’s knowledge, threatened against Seller any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against Seller of this Agreement or Seller’s ability to perform any of Seller’s obligations under this Agreement.

j.              Neither Seller nor any person acting on behalf of Seller has retained any broker in connection with the transactions contemplated by this Agreement.  Seller is not in possession of any material, nonpublic information concerning Linn. “Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of Linn.

6.             Purchaser hereby represents and warrants to Seller as follows:

a.             Purchaser has all requisite capacity, power and authority to enter into this Agreement and purchase the Units as contemplated hereby.

b.             This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

c.             Purchaser has been fully and adequately represented by independent representatives in connection with the transactions contemplated by this Agreement.

d.             Except for representations and warranties of Seller set forth in this Agreement and the opinions referenced herein which are to be delivered at closing, Purchaser acknowledges and agrees that Purchaser is not relying, and has not relied, upon any communication (written or oral) of Seller or any affiliate, employee or agent of Seller with respect to the legal, accounting, tax or other implications of this Agreement and that Purchaser has conducted Purchaser’s own analyses of the legal, accounting, tax and other implications hereof. Purchaser acknowledges that neither Seller nor any affiliate, employee or agent of Seller is acting as a fiduciary for or an advisor to Purchaser in respect of this Agreement.

e.             Purchaser has reviewed or has had access to all filings by Linn with the Securities and Exchange Commission (SEC).

f.              Purchaser does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby or based in any way upon agreement, arrangements or understandings made by or on behalf of Purchaser hereunder for which Seller may be responsible.

7.             At the closing, Seller will assign and transfer to Purchaser its rights with respect to the Units under Section 6.4 of that certain Stakeholders’ Agreement, dated as of June 2, 2005, by and among Linn, Seller, Clark Partners I, L.P., Kings Highway Investment, LLC, Wauwinet Energy Partners, LLC, Michael C. Linn, Roland P. Keddie and Gerald W. Merriam.

8.             Miscellaneous.

a.             This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one instrument.  In the event that any signature is delivered by facsimile transmission or by an e-mail which contains an electronic file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic file signature page (as the case may be) were an original thereof.

b.             This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective representatives, successors and assigns.  The provisions of this Agreement may be amended and waived only with the prior written consent of the parties hereto.

c.             The representations, warranties, agreements and covenants shall survive the closing of the transaction contemplated hereby and shall not merge into any instrument of conveyance.

d.             This Agreement shall be governed as to validity, construction and in all other respects by the laws of the State of New York applicable to contracts made in that state, expect that matters relating to corporate, partnership or limited liability company law shall be governed by the laws of the State of Delaware.

e.             Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

f.              Should a party breach this Agreement, in addition to, and without limiting, all other rights and remedies available under applicable law (which rights and remedies shall be cumulative and elective), then it shall be responsible for all fees and expenses incurred by the other party in enforcing its rights hereunder against such breaching party, including fees and expenses of financial advisors, attorneys, accountants and other professionals.

g.             The parties hereto agree to execute from time to time any and all other documents reasonably necessary to effectuate the intent of this Agreement, including instruments, agreements, affidavits, certificates, stock powers, resignations and corporate resolutions, and will take all reasonable additional actions necessary or appropriate to effectuate and facilitate the consummation of the transactions contemplated herein.

h.             This Agreement supersedes all other prior oral or written agreements between the parties with respect to the matters contained herein, and this Agreement contains the entire understanding of the parties with respect to the subject matter hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.  The term “including” shall be construed broadly as if followed by the words “without limitation.”

i.              Seller agrees that neither Purchaser nor any affiliate, employee, agent or representative of Purchaser shall have any liability to Seller or any other person with respect to any brokerage or finder’s fee or other commission in connection with the transactions contemplated by this Agreement.

j.              In the event that the closing shall not have occurred on or before September 14, 2007, then any non-breaching party shall have the right to terminate its obligations under this Agreement at any time on or after the close of business on such date without liability of such non-breaching party to any other party, including with respect to such non-breaching party’s obligations hereunder.  Nothing contained in this paragraph shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

k.             The obligations of Purchaser under this Agreement are several and not joint with the obligations of any of the other purchasers (the “Third Party Purchasers,”

and each a “Third Party Purchaser”) under any third party purchase agreements entered into on the date hereof by Seller with respect to the sale by Seller of units of Linn (the “Third Party Purchase Agreements”), and Purchaser shall not be responsible in any way for the performance of the obligations of any Third Party Purchaser hereunder or under the Third Party Purchase Agreements.  Nothing contained herein, and no action taken by Purchaser pursuant hereto or by any Third Party Purchaser pursuant thereto, shall be deemed to constitute Purchaser or any Third Party Purchaser as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that Purchaser or any Third Party Purchaser are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated hereby or any matters, and Seller acknowledges that Purchaser is not acting in concert or as a group with respect to such obligations or the transactions contemplated hereby or under such other agreement.  The decision of Purchaser to purchase the Units hereunder has been made by Purchaser independently of any Third Party Purchaser.  Purchaser acknowledges that none of the Third Party Purchasers has acted as agent for Purchaser in connection with Purchaser making its purchase hereunder and that none of the Third Party Purchasers will be acting as agent of Purchaser in connection with monitoring Purchaser’s investment in the Units or enforcing its rights hereunder.  Seller and Purchaser confirm that Purchaser has independently participated with Seller in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors.  Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any such other third party purchaser to be joined as an additional party in any proceeding for such purpose.  The use of a similar agreement to effectuate the purchase and sale of the Units contemplated hereby and the sale of the units under such other agreement was solely in the control of Seller, not the action or decision of Purchaser or any Third Party Purchaser, and was done solely for the convenience of Seller and not because it was required or requested to do so by Purchaser or any Third Party Purchaser.

[signature page follows]

IN WITNESS WHEREOF, the parties hereby have executed this Agreement on the date first written above.

QUANTUM ENERGY PARTNERS II, LP

By:	Quantum Energy Management II, LP
Its:	General Partner

By:	Quantum Energy Management II, LLC
Its:	General Partner

By:
James V. Baird, Vice President

By:
Name:
Title: